State of Delaware
Secretary of State
Division of Corporations
Delivered 10:37 AM 02/26/2025
FILED 10:37 AM 02/26/2025
SR 20250747141 - File Number 10113962

STATE OF DELAWARE
CERTIFICATE OF INCORPORATION
A STOCK CORPORATION

The undersigned Incorporator, desiring to form a corporation under pursuant to the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. The name of the Corporation is Calabasas Brew & Spirits Inc.

2. The Registered Office of the corporation in the State of Delaware is located at 131 Continental Drive, Suite 305 (street), in the City of Newark , County of New Castle Zip Code 19713 . The name of the Registered Agent at such address upon whom process against this corporation may be served is United States Corporation Agents, Inc.

3. The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

4. The total amount of stock this corporation is authorized to issue is 1000000 shares (number of authorized shares) with a par value of $ 1.00 per share.

5. The name and mailing address of the incorporator are as follows:

Name Carl Dawson Jr

Mailing Address 25571 Prado de las Bellotas

Calabasas, CA Zip Code 91302

6. The personal liability of the directors of the corporation for monetary damages for breach of fiduciary duty as a director shall be eliminated to the fullest extent permitted by the General Corporation Law of Delaware. The corporation is authorized to indemnify, and advance expenses, to its officers, employees, other agents of the corporation and any other person to which the General Corporation Law of Delaware permits the corporation to provide indemnification to the fullest extent permitted by applicable law.

Any repeal or modification of this Article Six, by amendment of such section or by operation of law, shall not adversely affect any right or protection of a director, officer, employee or other agent of the corporation existing at the time of, or increase the liability of any such person with respect to any acts or omissions in their capacity as a director, officer, employee, or other agent of the corporation occurring prior to, such repeal or modification.

I, the undersigned, as the sole incorporator of the corporation, hereby declare and certify that this certificate of incorporation is my act and deed and that the facts stated in this Certificate of Incorporation are true.

By: /s/ Carl Dawson Jr
_____
Incorporator

Carl Dawson Jr
Name:_____
Print or Type